SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Laidlaw Environmental Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     50730L
                                 (CUSIP Number)


                                 Ivan R. Cairns
                     Senior Vice-President & General Counsel
                                  Laidlaw Inc.
                             3221 North Service Road
                           Burlington, Ontario L7R 3Y8
                                 (905) 336-1800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 1997
             (Date of Event which Requires Filing of this Statement)


                         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                 Check the following box if a fee is being paid
                            with the statement: [  ]
                                No Fee Required

                               Page 1 of 11 Pages

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CUSIP Number 50730L                                           Page 2 of 11 Pages


------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Laidlaw Inc.
             Not Applicable -- Canadian

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a) [  ]
             (b) [  ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             00
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)   [  ]

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA
------------ -------------------------------------------------------------------
                    ------- ----------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER

                            120,000,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER
     OWNED BY
                            -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER
    REPORTING
                            120,000,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
   PERSON WITH      10      SHARED DISPOSITIVE POWER

                            -0-
                    ------- ----------------------------------------------------
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             120,000,100
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             [  ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             CO
------------ -------------------------------------------------------------------

CUSIP Number 50730L                                           Page 3 of 11 Pages


Item 1.           Security and Issuer
                  This statement relates to the common stock, Par value $1.00, of Laidlaw Environmental Services, Inc. ("LESI"), formerly Rollins Environmental Services, Inc., the principal executive offices of which are located at:
1301 Gervais Street, Columbia, SC 29201.

Item 2.           Identity and Background
                  This statement is being filed by Laidlaw Inc. ("Laidlaw"). Laidlaw is a corporation continued under the laws of Canada whose principal business and offices are located at: 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. Laidlaw through subsidiaries is involved in the provision of passenger services including the operation of school buses and healthcare transportation.

                  The names, business addresses, principal occupations or employments and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of Laidlaw are set forth in
Schedule 1 attached hereto and incorporated herein by reference.

         During the last five years neither Laidlaw nor to the best knowledge of Laidlaw, the persons listed on Schedule 1 hereto has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours); or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

CUSIP Number 50730L                                           Page 4 of 11 Pages


Item 3.           Source and Amount of Funds or  Other Consideration
                  Laidlaw acquired from LESI the 120 million shares of LESI common stock and the other consideration described herein as a result of the sale by Laidlaw and certain of its subsidiaries to LESI of Laidlaw's hazardous waste operations (the "Transaction") pursuant to a Stock Purchase Agreement dated as of February 6, 1997 (the "Stock Purchase Agreement"). See Item 4.

Item 4.           Purpose of Transaction.
                  The purpose of the Transaction was for Laidlaw to sell to LESI Laidlaw's hazardous waste operations.

                  Laidlaw's acquisition of the LESI common stock was for investment purposes.

                  As additional consideration for the sale of its hazardous operations, Laidlaw acquired a $350 million 5% Subordinated Convertible Pay-in-Kind Debenture Due 2009 (the "Debenture"). Interest payments due to and including May 15, 1999 shall and thereafter may be made in shares of common stock of LESI in accordance with the terms of the Debenture. The Debenture is also convertible into shares of common stock of LESI at a conversion price of $3.75 at any time on and after May 15, 2002.

                  The 120 million shares of LESI common stock delivered at the closing on May 15, 1997, (the "Closing Date") and to be delivered under certain circumstances under the Debenture were not and are not expected to be registered under the Securities Act of 1933 (the "Securities Act"). LESI has granted certain registration rights covering the securities described above to Laidlaw under a Stock Registration Agreement dated May 15, 1997 (the "Registration Agreement"). See Item 6. Three of the officers of Laidlaw or its subsidiaries have become directors of LESI. See Item 6.

CUSIP Number 50730L                                           Page 5 of 11 Pages


Item 5.           Interest in Securities of the Issuer

         (a) Laidlaw beneficially owns 120,000,100 shares of LESI common stock or approximately 67% of the outstanding shares of LESI's common stock.
         (b) Laidlaw has the sole power to vote and dispose of the Allied shares of common stock it beneficially owns subject to the agreements described in Items 4 and 6.
         (c) Laidlaw acquired 120 million of the shares of common stock it beneficially owns on the Closing Date. See Items 3 and 4.
         (d)      None
         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  As part of the Transaction, Laidlaw and LESI executed the Stock Purchase Agreement and various other agreements.
                  Stock Purchase Agreement
                  The Stock Purchase Agreement contains, among other provisions, representations and warranties made by both parties, guarantees and indemnifications.
                  The consideration paid to Laidlaw on the Closing Date consisted of:
         (i) $400 million cash less the principal amount of assumed indebtedness;
         (ii)     the 120 million shares of LESI common stock; and
         (iii)    the Debenture. See Item 4.

                  The Stock Purchase Agreement also provides:
                  Board Representation
                  At or prior to the closing date, LESI shall increase the size of its Board of Directors to ten members and, on the closing date, Laidlaw and LESI shall use their best efforts to cause to be elected the following individuals to the Board of Directors of LESI.

CUSIP Number 50730L                                           Page 6 of 11 Pages

(i) The President and Chief Executive Officer of LESI; (ii) three individuals who shall be designated by LESI; (iii) three individuals who shall be designated by Laidlaw; and (iv) three individuals who shall be designated jointly by LESI and Laidlaw.

         The Board of Directors shall consist of three classes of directors. The term of office of the first class shall expire at the next annual meeting of the Board of Directors; of the second class, one year thereafter; and of the third class, two years thereafter and each annual meeting of the Board of Directors held after such classification, directors shall be chosen for a full three year term to succeed those whose terms expire. Each class of director shall have at least one representative who has been nominated solely by LESI, solely by Laidlaw and by Laidlaw and LESI acting jointly. On the Closing date, James
R. Bullock, President and Chief Executive Officer of Laidlaw, was elected a director for a term of three years, John R. Grainger, President and Chief Operating Officer of Laidlaw's Passenger Services Group, was elected a director for a term of two years and Leslie W. Haworth, Senior Vice-President and Chief Financial Officer of Laidlaw, was elected a director for a term of one year.

                  Registration Agreement
                  In the Registration Agreement delivered at the Closing Date, LESI makes certain undertakings with respect to the registration of certain LESI securities under the United States federal and state and Canadian provincial and territorial securities laws (collectively, the "Securities Laws"). Subject to certain restrictions, the Registration Agreement grants Laidlaw the right to demand on up to three occasions, until May 15, 2002 and thereafter on up to three occasions until May 15, 2009 (provided that such rights shall terminate one year from the date 80% of the Debenture has been converted or redeemed), the registration under the Securities Law of (i) the shares of LESI common stock issued on the Closing Date, (ii) any shares of LESI common stock issued in payment of interest on or upon conversion of the Debenture, (iii) the Debenture, and (iv) any shares of LESI common stock issued in connection with any stock dividend on or any stock split,

CUSIP Number 50730L                                           Page 7 of 11 Pages

reclassification or reorganization of shares of LESI common stock referenced in the foregoing clauses (collectively, the "Registerable Securities"). Laidlaw may exercise its demand registration rights by sending LESI a written request for registration, whereupon LESI must (i) prepare and file (and use its best efforts to cause to become effective) a registration statement under the federal securities laws and (ii) use its reasonable efforts to effect the qualification under Canadian securities laws, of the number of Registerable Securities requested to be registered by Laidlaw. The registration rights shall be freely transferable by Laidlaw to any person which after such transfer would hold at least 10% of the issued and outstanding common stock of LESI.

 In addition, the Registration Agreement grants unlimited incidental or piggyback" registration rights to Laidlaw.

                  All expenses of any registrations under the Registration Agreement will be borne by LESI, except that Laidlaw will reimburse LESI for any expenses relating to registration in Canada. LESI agrees in the Registration Agreement to indemnify Laidlaw and others against certain Securities Law liabilities.

Item 7.           Material to be Filed as Exhibits

                  The following are being filed as exhibits to this statement all of which are, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference to the definitive Proxy Statement of LESI, dated April 30, 1997:

                  Exhibit A - Stock Purchase Agreement
                  Exhibit B - Debenture
                  Exhibit C - Registration Agreement

CUSIP Number 50730L                                           Page 8 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LAIDLAW INC.
                                          By:      /s/Ivan R. Cairns
                                                   Senior Vice-President
                                                   & General Counsel


Dated:   May 30, 1997

CUSIP Number 50730L                                           Page 9 of 11 Pages


                                   SCHEDULE 1

         Directors and Executive Officers of Laidlaw Inc. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Inc., 3221 North Service Road, P.O. Box #5028, Burlington, Ontario, Canada, L7R 3Y8. Each director and executive officer listed below is a citizen of Canada, except as otherwise indicated. Directors are identified by an asterisk. The business and address of Laidlaw Inc. is not repeated in this table.

NAME, TITLE AND BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James R. Bullock*                          President & Chief Executive Officer
President & Chief Executive Officer        Laidlaw Inc.
Laidlaw Inc:
3221 North Service Road
Burlington, Ontario L7R 3Y8

William P. Cooper*                         President & Chief Executive Officer
President & Chief Executive Officer        Cooper Construction Limited
Cooper Construction Limited
85 The East Mall
Toronto, ON  M8Z 5W4

William A. Farlinger*                      Chairman
Chairman                                   Ontario Hydro
Ontario Hydro
700 University Avenue - 19th Floor
Toronto, ON  M5G 1X6

Ronald K. Gamey*                           Executive Vice-President
Executive Vice-President                   Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall, East
855 2nd Street S.W.
Calgary, Alberta  T2P 4Z5

Donald M. Green*                           Chairman
Chairman                                   ACD Tridon Inc.
ACD Tridon Inc.
4145 N. Service Rd., Suite #200
Burlington, ON  L7L 6A3

Martha O. Hesse* (U.S. Citizen)            President
President                                  Hesse Gas Company
Hesse Gas Company
6524 San Felipe, Suite 129
Houston, TX  77057

CUSIP Number 50730L                                          Page 10 of 11 Pages

NAME, TITLE AND BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Jack P. Edwards* (U.S. Citizen)       President & Chief Executive Officer
President & Chief executive Officer   Danzas Corporation
Danzas Corporation
3650-131st Avenue, S.E.
Suite 700
Bellevue, WA  98006

David P. O'Brien*                     President & Chief Executive Officer
President & Chief Executive Officer   Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall, East
855 2nd Street, S.W.
Calgary, Alberta T2P425

Gordon R. Ritchie*                    Chief Executive Officer
Chief Executive Officer               Strategico Inc.
Strategico Inc.
45 O'Connor Street, 20th Floor
Ottawa, Ontario K1P 1A4

William W. Stinson*                   Director
Director                              Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall East
855 2nd Street, S.W.
Calgary, Alberta T2P 425


Stella M. Thompson*                   President
President                             Stellar Energy Ltd.
Stellar Energy Ltd.
2604 Toronto Crescent N.W.
Calgary, Alberta T2N 3W1

Peter N.T. Widdrington*               Chairman of the Board
248 Pall Mall Street, Suite 400       Laidlaw Inc.
London, Ontario NGA 5P6

Ivan R. Caims                         Senior Vice-President & General Counsel
Senior Vice-President & General
  Counsel                             Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3YB


Leslie W. Haworth                     Senior Vice-President & Chief
Senior Vice-President & Chief         Financial Officer
  Financial Officer                   Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y*

CUSIP Number 50730L                                          Page 11 of 11 Pages

Name, Title and Business Address     Present Principal Occupation or Employment

Jeffery Cassell                       Vice-President, Risk Management
Vice-President, Risk Management       Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8

T.A.G. Watson                         Vice-President, Communications
Vice-President, Communications        Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8

William R. Cottick                    Secretary
Secretary                             Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8